

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Daqing Ye
Chief Executive Officer
Jianpu Technology Inc.
21/F Internet Finance Center
Danling Street, Beijing
People's Republic of China

  Re: Jianpu Technology Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2021
    Filed April 29, 2022
    File No. 001-38278

Dear Daqing Ye:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology